
July 16, 2020

David Comeau
Chief Executive Officer
Pelican Delivers, Inc.
3100 Bucklin Hill Road, Suite 220
Silverdale, WA 98383

>**Re: Pelican Delivers, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 10, 2020**
>   **File No. 333-236368**

Dear Mr. Comeau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 10.13

1.   We note Section 4.3 of the Subscription Agreement, which provides for exclusive forum for disputes arising from the agreement or your shares in the state or federal courts in Clark County, Nevada. Please describe this provision in your registration statement, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions

arising under the Securities Act or Exchange Act.

You may contact Stephen Kim, Staff Accountant at 202-551-3291 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services